SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            SOURCECORP, Incorporated
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    836167106
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  836167106              SCHEDULE 13D     PAGE 2 OF 8 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                   JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,065,192
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   -0-
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    2,065,192
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,065,192
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [ ]

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.2%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.  836167106              SCHEDULE 13D     PAGE 3 OF 8 PAGES
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ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value, of SOURCECORP, Incorporated (the "Issuer"). The principal executive office of the Issuer is located at 3232 McKinney Avenue, Suite 1000, Dallas TX 75204.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

         (b) The principal business address of the Reporting Person and the Principals is 201 Post Street, Suite 1000, San Francisco, California 94108.

         (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

         (d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP NO.      836167106               SCHEDULE 13D        PAGE 4 OF 8 PAGES
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         (f) The Reporting Person is a limited liability company organized in
Delaware. The Principals are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the 2,065,192 Shares owned beneficially by the Reporting Person is $43,430,899. Such Shares were acquired with investment funds in accounts under management.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person previously filed a Schedule 13G with respect to the Shares on February 10, 2005.

     The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investment opportunity. In certain instances representatives of the Reporting Person will engage in discussions with the management of companies in which it has invested concerning the business and operations of the company and/or approaches to maximizing shareholder value. Following such discussions between the Issuer and the Reporting Person, on April 29, 2005, the Issuer offered to appoint a person designated by the Reporting Person to its Board of Directors. The identity of the designee has not yet been finally determined.

         Neither the Reporting Person nor the Principals has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing further discussions with the Issuer, other stockholders and third parties, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4.


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CUSIP NO.      836167106               SCHEDULE 13D        PAGE 5 OF 8 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 15,666,916 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

         As of the close of business on May 6, 2005, the Reporting Person beneficially owned 2,065,192 Shares, constituting approximately 13.2% of the Shares outstanding.

         (b) The Reporting Person has sole voting and dispositive powers over the 2,065,192 Shares reported herein, which powers are exercised by the Principals.

         (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule A hereto were effected in open market purchases on the NASDAQ through various brokerage entities.

         (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.




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CUSIP NO.      836167106               SCHEDULE 13D        PAGE 6 OF 8 PAGES
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         As more fully described in Item 4, the Issuer will appoint a designee of the Reporting Person to its Board of Directors.

         Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None.




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CUSIP NO.      836167106               SCHEDULE 13D        PAGE 7 OF 8 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2005

                                    JANA PARTNERS LLC


                                    By: /s/ Barry S. Rosenstein
                                        -------------------------------
                                        Name: Barry S. Rosenstein
                                        Title:   Managing Director


                                    By: /s/ Gary Claar
                                        -------------------------------
                                        Name: Gary Claar
                                        Title:  Managing Director





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CUSIP NO.      836167106               SCHEDULE 13D        PAGE 8 OF 8 PAGES
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                                   SCHEDULE A

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

    Date of Purchase (Sale)   Shares of Common Stock     Price per Share ($)
                                 Purchased (Sold)
             4/27                     50,000                   18.2385
             4/27                    275,000                   18.2689
             4/28                     38,400                   17.7800
             4/29                      1,400                   17.2550
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